Boom, but at what price? Housing price squeeze goes unanswered

By Dustin Hughes
dhughes@ubmedia.biz



Vernal's a nice place to visit, but it sure is too expensive to live here.

That's the verdict, all too often and all too unfortunately.

With the energy boom, rental prices are skyrocketing. It's rare to find an apartment, let alone a house, at reasonable market rates. For many working in the oil field, that's not a problem – for now. The pay is good, and they can afford it.

But not everybody works in the energy industry. Vernal's economy also needs retail workers, civil servants, teachers, police officers; every other job any city would need. These other workers are only going to increase with the growth of much longed-for retail developments on the west end of town. Those stores are going to need workers. Those workers are not going to make enough money to afford rental housing in Vernal. The question becomes, will they be able to attract any workers then, and will the stores stay in business?

We've already seen restaurants and other shops close for lack of finding employees. We can only hope that doesn't happen to the new stores.

The school district and city hall have spoken about the difficulty in attracting – and retaining – workers from outside the Basin. All too often they have come in, worked a while, and found themselves priced out of housing, and left the Basin again.

Vernal almost addressed the issue when an affordable-housing apartment complex was proposed for pasture land on 500 West. The apartments would have been priced at different levels, below Vernal-area rates, to make them affordable for workers in retail and other fields.

After neighbors protested for a variety of reasons, the council declined the rezoning request, leaving Vernal with the same problem: It's too pricey for people working in regular jobs.

To remain a viable community, Vernal needs more than one economy. We need different fields of employment, not just the energy industry. That's easy to forget when times are good, but will be a painful lesson when the inevitable slump comes again.

With housing prices the way they are, and the failure of attempts to rectify that, Vernal is setting itself up to remain a nice place to visit, but too expensive to live.


SEE YOU BACK HERE IN A FEW WEEKS



Public Forum - Le

Thinking Out Loud:

By Cheryl Mecham

The horror still raises chill-bumps on my arms whenever its image trespasses through my mind. The specter would have been less frightening if I'd seen it at night, easily explained away by the eerie forms drawn by moon shadows slipping across the desert. But, there it was in the full light of day: huge, hulking and gray, it's misshapen, grinning head angled toward us as our car gained on it's position.

It's movement caught our eye as it ambled across the road, jerking and halting like a piece of bad animation. It's shoulder blades humped far above a grotesque, half-wolf, half-hyena head. Then it washed over the embankment on a road in Colorado's Mesa Verde National Park.

It didn't leap. It didn't dash. It left the roadside with such quicksilver fluid speed, it was like smoke, and though my eyes searched through the low brush, it seemed to have disappeared.

Family Matters – G

By VeAnn Prestwich